VIA EDGAR

April 19, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 456
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Arzonetti

Re:	Orrstown Financial Services, Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-278364

Acceleration Request
	Requested Date:	April 23, 2024
	Requested Time:	4:15 p.m., Eastern Time

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Orrstown Financial Services, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 23, 2024, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Samantha M. Kirby at (617) 570-8794.

If you have any questions regarding this request, please contact Samantha M. Kirby of Goodwin Procter LLP at (617) 570-8794.

Sincerely,

ORRSTOWN FINANCIAL SERVICES, INC.

/s/ Thomas R. Quinn, Jr.
Thomas R. Quinn, Jr.
President and Chief Executive Officer
Orrstown Financial Services, Inc.

cc:	Matthew Dyckman, Esq., Orrstown Financial Services, Inc.
Samantha M. Kirby, Esq., Goodwin Procter LLP